UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

019170109

(CUSIP Number)

Knighted Pastures, LLC

1933 S. Broadway Suite 1146

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

ANDREW FREEDMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Young J. Kim TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Knighted Pastures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,906,270
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,906,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,906,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%(1)
14	TYPE OF REPORTING PERSON

OO

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on November 12, 2024.

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CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,986,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,986,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,986,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%(1)
14	TYPE OF REPORTING PERSON

IN

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the SEC on November 12, 2024.

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CUSIP No. 019170109

AMENDMENT NO. 15 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, 2023, Amendment No. 6 thereto filed on February 6, 2024, Amendment No. 7 thereto filed on March 7, 2024, Amendment No. 8 thereto filed on May 23, 2024, Amendment No. 9 thereto filed on July 1, 2024, Amendment No. 10 thereto filed on July 11, 2024, Amendment No. 11 thereto filed on July 18, 2024, Amendment No. 12 thereto filed on October 1, 2024, Amendment No. 13 thereto filed on October 25, 2024 and Amendment No. 14 thereto filed on November 4, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 12, 2024, Knighted filed a civil action in the Court of Chancery of the State of Delaware (the “Court”) against the current members of the Issuer’s Board who approved the Yellow River Transaction (as defined below), Yangyang Li, Yuanfei Qu, Mao Sun, Chi Zhao, Jingsheng Lu, Guanzhou Qin, and Yushi Guo (collectively, the “Director Defendants”), Zongmin Ding, who was appointed to the Issuer’s Board in connection with the Yellow River Transaction, Ourgame, Primo Vital Ltd. (“Vital”), Yellow River Global Capital (“Yellow River”) and Blue Planet New Technology Limited (“Blue Planet”), a subsidiary of Yellow River (the “Second Chancery Action”). The Second Chancery Action asserted claims for (x) breach of fiduciary duty against the Director Defendants related to the Issuer’s entry into that certain Securities Purchase Agreement, dated October 18, 2024 (the “Securities Purchase Agreement”) with Blue Planet (the “Yellow River Transaction”) to entrench the directors in office, and to impede Knighted and other stockholders’ rights to elect directors at the 2024 Annual Meeting, and (y) aiding and abetting breach of fiduciary duty against Ourgame, Yellow River, Blue Planet and Mr. Ding for knowingly participating in the Director Defendants’ breaches of fiduciary duty related to the Issuer’s entry into the Yellow River Transaction. The Second Chancery Action seeks, among other things, (i) a determination that the Director Defendants have breached their fiduciary duties by entering into the Yellow River Transaction, (ii) a determination that Ourgame, Vital, Yellow River, and Blue Planet aided and abetted the breaches of fiduciary duty of the Director Defendants, (iii) enjoining the issuance of shares to Yellow River, to the extent such shares have not yet been issued, or to the extent the shares have already been issued, rescinding the shares and all aspects of the Yellow River Transaction, and (iv) the removal of Mr. Ding from the Board. In connection with the Second Chancery Action, Knighted filed a motion to expedite and a motion for a preliminary injunction to enjoin the Issuer from holding the 2024 Annual Meeting until the Court can adjudicate the claims in the Second Chancery Action.

The Second Chancery Action arises from the Issuer’s October 23, 2024 announcement of the Yellow River Transaction, pursuant to which the Issuer approved the issuance to Blue Planet of (i) 6,000,000 shares at a purchase price of $1.10 per share (the “Yellow River Share Issuance”) and (ii) a corresponding warrant to purchase an additional 6,000,000 shares with an exercise price of $1.80 per share. The Reporting Persons believe that multiple aspects of the Yellow River Transaction are contrary to stockholders’ interests. For instance, the purchase price for the Yellow River Share Issuance represented an 11.8% discount from the average trading price of the Issuer’s stock on the ten trading days before the announcement of the Yellow River Transaction. The warrant potentially provides for the issuance of up to the maximum number of the Issuer’s shares which could be issued without requiring stockholder approval under applicable listing rules of Nasdaq. In addition, the Securities Purchase Agreement, press release, and other documentation relating to the announcement of the Yellow River Transaction provided only vague references to collaboration and strategic objectives without explaining why the preferential terms were afforded to Blue Planet or giving a credible explanation for how the Yellow River Transaction benefits stockholders. Further, pursuant to the Yellow River Transaction, Blue Planet had the right to appoint a director, Mr. Ding, who was appointed Class A director to the Board on the same day the Yellow River Transaction was announced. The Reporting Persons believe that the Yellow River Transaction was designed to impede stockholder franchise, dilute stockholders, and place new shares into Issuer-friendly hands prior to the commencement of a contested director election.

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CUSIP No. 019170109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	/s/ Roy Choi
Roy Choi

Dated: November 14, 2024	Knighted Pastures, LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager

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